MR

[redacted]

14047722

SEC Mail Processing Section
RECEIVED
FEB 26 2014
Washington, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 47724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BOULEVARD SUITE 2401
(No. and Street)

JERSEY CITY	NEW JERSEY	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – *if individual, state last, first, middle name*)

3001 AVENUE M	BROOKLYN	NEW YORK	11210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 3/26/14

OATH OR AFFIRMATION

I, ILANA BEN-MAYOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE J. MOSKOWITZ
Notary Public, State of New Jersey
My Commission Expires
January 05, 2016

Signature

V.P.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

Report on the Financial Statements

We have audited the accompanying financial statements of International Correspondent Trading, Inc. which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2013, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is fairly stated in all material respects in relation to the financial statements as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 14, 2014

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013

ASSETS

Cash	$384,604
Receivables	70,720
Other securities	391,721
Other assets	37,898
TOTAL ASSETS	$884,943

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 183,564
TOTAL LIABILITIES	183,564
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 200 shares authorized; 100 shares issued and outstanding	1,000
Additional paid-in capital	399,091
Retained earnings	301,288
TOTAL STOCKHOLDERS' EQUITY	701,379
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$884,943

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commission income	$1,926,694
Net gain <loss> from securities transactions	<663>
Interest and dividend income	3,181
Other income	157,111
TOTAL REVENUES	2,086,323
EXPENSES	
Employee compensation and benefits	1,029,005
Floor brokerage, exchange, and clearance fees	190,479
Communications and data processing fees	409,166
Occupancy	100,314
Other expenses	375,843
TOTAL EXPENSES	2,104,807
NET INCOME <LOSS> BEFORE TAXES	<18,484>
PROVISION FOR TAXES	1,950
NET INCOME <LOSS>	$ <20,434>

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity - January 1, 2013	$721,813	$ 1,000	$ 399,091	$ 321,722
Net income	<20,434>			<20,434>
Stockholders' equity - December 31, 2013	$701,379	$ 1,000	$ 399,091	$ 301,288

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income <loss>		$ <20,434>
Adjustments to reconcile net income to net		
Cash used in operating activities		
Decrease in receivables	$ 44,922	
Decrease in other securities	113,346	
Decrease in accounts payable	<181,212>	
Decrease in other assets	1,500	
Decrease in pension payable	52,507	31,063
TOTAL CASH FLOWS PROVIDED IN OPERATING ACTIVITIES		10,629
NET INCREASE IN CASH		10,629
CASH AT BEGINNING OF YEAR		373,975
CASH AT END OF YEAR		$384,604

SUPPLEMENTAL DISCLOSURES

Taxes paid	$ 1,950

The accompanying notes are an integral part of this statement

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2013

Credits		
Stockholders' equity		$701,379
Debits		
Worthless securities	$ 85	
Security deposits	37,813	
Total debits		37,898
Net capital before haircuts		663,481
Haircuts on securities		7,834
Net capital		655,647
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $168,284 or $100,000		<100,000>
Excess net capital		$555,647
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement		535,647
Ratio of aggregate indebtedness to net capital		28%

Aggregate indebtedness

Accounts payable and accrued liabilities	$183,564

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The company engages in trading and other activities related to the securities industry.

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has a potential concentration of credit risk in that, at times, it maintains deposits with a financial institution in excess of amounts insured by the FDIC.

Financial Instrument Information

The Company's investments are reported at their fair value at the measurement date. The fair value of the investments is based on quoted prices in active markets, sometimes referred to as a Level 1 measurement.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a contract with National Financial Services LLC, in which National Financial Services LLC will clear transactions introduced by the Company, as well as maintain, and provide cashiering received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of National Financial Services LLC and not customers of the Company.

National Financial Services LLC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

The outstanding balance at year end was $70,720.

NOTE 3 - OTHER ASSETS - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company has a security deposit in the amount of $32,813 with its landlord. The deposit is held in an interest bearing account at JP Morgan Chase Bank. The company also has a deposit on account with their attorney in the amount of $5,000. The Company has $85 of miscellaneous other assets.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts in which it trades to accommodate its customers. As of December 31, 2013 there were no positions of securities.

NOTE 6 - COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 7 - TAXES

The Company elected to be treated as an S-Corporation for Federal and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is discretionary as determined by the Board of Directors; however, the contributions cannot exceed 20% of compensation for the eligible employees in any one tax year. The Company's contributions to the plan were $52,508 for the year ending December 31, 2013.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2013, the Company had net capital of $655,647 which exceeded requirements by $555,647.

NOTE 10 - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space from Trizec, Inc. The lease was renewed in April 2011. The monthly rent paid is $7,067.50 payable the first of each month through September 30, 2014.

The Company leases its office under a non-cancelable operating lease. The following is a schedule of future minimum lease payments required under the lease:

2014	63,608

NOTE 11 - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on job classification, length of service, and other factors. It is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 12 - OTHER SECURTIES

Other securities consist of money market accounts.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 13 – UNCERTAIN TAX POSITIONS

The company adopted the income standard related to the recognition and measurement of uncertain tax positions. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the accounting standards did not have an impact on the Company's financial statements. The Company is subject to regular audit by tax authorities.

The Company believes that it has appropriate support for positions taken on its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts filed. Management believes that its Organizational status would be sustained upon examination. The company is no longer subject to federal tax examinations for the years prior to 2010 and no longer subject to state income tax examinations for the years prior to 2010.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1) (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

In planning and performing our audit of the financial statements of International Correspondent Trading, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered International Correspondent Trading, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International Correspondent Trading, Inc.'s internal control. Accordingly, we do not express an opinion on the effective International Correspondent Trading, Inc.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by International Correspondent Trading, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because International Correspondent Trading, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of International Correspondent Trading, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that International Correspondent Trading, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended for the Board of Directors, Management, SEC, and the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Zell + Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 14, 2014

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE ANTI MONEY LAUNDERING COMPLIANCE PROGRAM REQUIRED BY FEDERAL LAW (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2013, and have issued our report thereon dated February 14, 2014.

In planning and performing our audit for the year ended December 31, 2013, we reviewed the Company's anti money laundering program (AML) required by Federal law.

FINRA ANTI-MONEY LAUNDERING PROGRAM RULE

On February 15, 2002, the FINRA filed with the SEC a rule proposal that would set forth minimum standards for the broker/dealers' AML compliance programs. As required by the Money Laundering Abatement Act itself, the rule proposal would require firms to develop and implement a written AML compliance program by April 24, 2002. The proposed rule would require the program to be approved in writing by a member of senior management and be reasonably designed to achieve and monitor the member's ongoing compliance with requirements of the Bank Security Act (BSA) and the implementing regulations promulgated thereunder. The proposed rule change would require firms, at a minimum, to:

1. establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;

2. establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the BSA and implanting regulations;

3. provide for independent testing for compliance to be conducted by member personnel or by qualified outside party;

4. designate an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program;

5. provide ongoing training for appropriate personnel.

We reviewed the procedures adopted by the Company to comply with the rules described above. In addition we tested for compliance of the above procedures.

Pursuant to our study, we found compliance with the above procedures with no exceptions noted.

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger, CPA's
Brooklyn, New York
February 14, 2014